Filed pursuant to Rule 253(g)(2)

File No. 024-12260

SUPPLEMENT NO. 1 DATED MAY 5, 2025

TO OFFERING CIRCULAR DATED NOVEMBER 7, 2024

NEXT THING TECHNOGLOGIES INC.

2180 Vista Way Unit B #1096,

Oceanside, California 92054

415-237-4254

EXPLANATORY NOTE

This Supplement No. 1 to the Offering Circular should be read in conjunction with the Offering Circular dated November 7, 2024, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular, can be found HERE.

Next Thing Techonologies Inc. (the “company”) has recently filed its annual report on Form 1-K, which contains more recent information on the company, including audited financial statements for the fiscal year ending on December 31, 2024. The Form 1-K can be found HERE.